July 15, 2019

Lee Shavel
Chief Financial Officer
Verisk Analytics, Inc.
545 Washington Boulevard
Jersey City, New Jersey 07310

       Re: Verisk Analytics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 19, 2019
           Form 8-K furnished April 30, 2019
           File No. 001-34480

Dear Mr. Shavel:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services